INFORMATION REGARDING THE CERTAIN ANTICIPATED OFFICERS,

DIRECTORS, AND CONSULTANTS OF THE REORGANIZED DEBTOR

A. Anticipated Directors of the Reorganized Debtor

The following Persons are expected to serve as the initial three members of the Reorganized Debtor's board of directors. The Reorganized Debtor's directors shall be reimbursed for all expenses incurred in their functions as Directors. They shall also be compensated for time and resources expended on behalf of the Reorganized Debtor through the issuance of stock options under the Long-Term Incentive Plan, which is described at Section IX.D of the Disclosure Statement and set forth as Exhibit I.A.61 of the Plan.

Mr. Robert Burkett has served as a member of the Debtor's board since new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Burkett is presently the president of the Non-Profit Sector Division of The Carmen Group, Inc. In this capacity, he is responsible for the client development and strategy for a division of The Carmen Group providing strategic development, government affairs, and public affairs consulting for various non-profit entities. Mr. Burkett's positions include Chairman of the Democratic National Committee Trustees (1991-92), Library Commissioner for the City of Los Angeles (1993-97), Los Angeles City Environment Commissioner (1989-92), Finance Chair for Kerry for President, president of the David Geffen Foundation, executive vice president of public affairs for the Geffen Company, president of strategic development of the Gilman Investment Company, senior vice president of Corporate Affairs for The Interscope Group, executive with the California State Bar Association, and partner in Yucipa Companies. Mr. Burkett also serves on the boards of many philanthropic organizations, including the Elizabeth Glaser Pediatric AIDS Foundation, AMFAR, People For The American Way, National Public Radio, the Crossroads in Santa Monica, the Rape Treatment Center, and the Children's Health Fund. Mr. Burkett is a graduate of New York University and has a law degree from Boston University School of Law.

Mr. David Crews has also served as a member of the Debtor's board since new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Crews is executive vice president of Crews and Associates, Inc., a brokerage house located in Little Rock, Arkansas, founded by his father (Adron, deceased 1996). Mr. Crews has worked at Crews & Associates for more than 16 years, specializing in the fixed income markets. He is a former partner of All American Leasing, a municipal finance firm, and also serves as vice president, secretary, and treasurer of CHASC, Inc., an entity that acquired Smith Capital Management (an investment advisory firm). Mr. Crews and his family hold beneficial interests in approximately 155,000 shares of Existing Common Stock, $250,000 in 12% Senior Notes, and $200,000 in 10% Junior Notes.

B. Anticipated Senior Executives of the Reorganized Debtor

The following Persons are expected to serve as the initial officers of the Reorganized Debtor on the Effective Date and be compensated in the manner specified herein. The Reorganized Debtor's senior executives on the Effective Date are anticipated to be a president and chief executive officer, a vice president-finance, and a vice president-professional services. The Reorganized Debtor's executives will be compensated with a salary and a bonus, including participation in the Long-Term Incentive Plan.

Mr. Kent Smith will serve as the Reorganized Debtor's president and chief executive officer, a position he assumed once new management took over control of the Debtor through the consent solicitation that became effective on September 28, 2001. Mr. Smith served as the Debtor's vice president-sales and marketing from April 1999 through June 2000. From January 1980 through his joining the Debtor, Mr. Smith was employed by Baxter Healthcare Corporation, where he served in a variety of general management and senior executive roles including President of the Cardiovascular Group, Baxter, Japan; Vice-President/General Manger of the Hospital Group, Baxter, Japan; Vice-President/General Manger of the Access Systems Group for the IV Systems Division of Baxter Healthcare; and Vice-President of Operations for the American Hospital Supply Division of Baxter Healthcare.

The Debtor's board of directors has agreed that, commencing on the Effective Date, Mr. Smith shall receive an annual base salary of [$ ], plus a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors. He also will be entitled to participate in the Long-Term Incentive Plan and shall receive, on the Effective Date, options to purchase [ ] shares of New Common Stock at the Administrative Rate, with such options to vest according to a three-year vesting schedule.

Ms. Lee Wilcox shall serve as the Reorganized Debtor's acting chief financial officer. Ms. Wilcox has over 22 years experience with public and private technology and medical device companies. Ms. Wilcox has served as financial consultant to the Debtor since December, 2001. Ms. Wilcox has held senior financial and/or operating management positions with Scientific-Atlanta, NCR Corporation, and several early stage companies, including Vitagen, "A" Company, and Kreativ Inc. Ms. Wilcox has been a certified public accountant in California. She obtained an MBA from the University of San Diego.

The Debtor's board of directors has agreed that, commencing on the Effective Date, Ms. Wilcox shall receive an annual base salary of [$ ], plus a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors. She also will be entitled to participate in the Long-Term Incentive Plan and shall receive, on the Effective Date, options to purchase [ ] shares of New Common Stock at an exercise price of $1.00 per share, with such options to vest according to a three-year vesting schedule.

Ms. Carelyn Fylling, R.N., M.S.N., shall serve as the Reorganized Debtor's vice president-professional services, a position she has served since joining the Debtor's new management team in (December, 2001). Ms. Fylling was director of training and program development at the International Diabetes Center in Minneapolis, Minnesota. She also has served on the national Board of Directors of the American Diabetes Association and numerous national committees of the American Diabetes Association. Ms. Fylling received the prestigious Ames Award for Outstanding Educator in the Field of Diabetes. Subsequently, she joined Curative Health Services and helped the company grow from three employees to over 650 employees. During her 13 years at Curative, Ms. Fylling helped to design the national wound database, developed clinical protocols, conducted outcome studies, trained physicians and nurses in comprehensive wound management, wrote scientific articles and abstracts, assisted in clinical trials and marketing, and developed an Internet-based online wound care training program for health professionals. Recently, she provided independent consulting and outsourcing services to the health care industry through Fylling Associates, LLC, which she wholly owns, and through Strategic Partners, LLC, in which she holds a significant partnership interest.

The Debtor's board of directors has agreed that, commencing on the Effective Date, Ms. Fylling shall receive an annual base salary of [$ ], plus a bonus to be determined at the sole discretion of the Reorganized Debtor's board of directors. She also will be entitled to participate in the Long-Term Incentive Plan and shall receive, on the Effective Date, options to purchase [ ] shares of New Common Stock at an exercise price of $1.00 per share, with such options to vest according to a three-year vesting schedule.

C. Anticipated Consultants to the Reorganized Debtor

The Company anticipates entering into a new consulting agreement with Jimmy D. Swink, Jr, who is presently employed as the Debtor's reorganization manager and whose employment by the Debtor will conclude on the Plan Effective Date.

The Debtor's board of directors has agreed that, commencing on the Effective Date, Mr. Swink shall serve as a business consultant pursuant to a consulting agreement with the Reorganized Debtor providing for payment to Mr. Swink of a fixed monthly retainer of [$ ], plus possible bonuses as determined by the Reorganized Debtor's board of directors in its sole discretion. Mr. Swink also will be entitled to participate in the Long-Term Incentive Plan and shall receive, on the Effective Date, options to purchase [ ] shares of New Common Stock at an exercise price of $1.00 per share, with such options to vest according to a three-year vesting schedule.